

05040764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-32131 |

RECEIVED MAR 2 8 2005 ... PROCESSING SECTION ... WASH., D.C. 202

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING February 1, 2004 (MM/DD/YY) AND ENDING January 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Pennsylvania Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4445 N. AlA, Suite 232
(No. and Street)

Vero Beach (City) FL (State) 32963 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony A. Buford, Jr. (772) 234-3901
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris J. Cohen & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1601 Market Street, Suite 2525 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

PROCESSED APR 0 7 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Anthony A. Buford, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Pennsylvania Group, Inc., as of January 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



JENNIFER SPOSATO
State of Florida
My Comm. Exp. April 20, 2006
Comm. # DD 106670


Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# THE PENNSYLVANIA GROUP, INC.
# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

Part IIA - Page A

Page 1 to 5

January 31, 2005


SEC MAIL
PROCESSING
RECEIVED
MAR 2 8 2005
SECTION
WASH., D.C.
202

THE PENNSYLVANIA GROUP, INC.
CONTENTS
January 31, 2005




MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com


# INDEPENDENT AUDITORS' REPORT

Board of Directors
The Pennsylvania Group, Inc.

We have audited the accompanying statement of financial condition of The Pennsylvania Group, Inc. as of January 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Pennsylvania Group, Inc. as of January 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Morris J. Cohen & Co., P.C.

March 9, 2005

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
January 31, 2005

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

SEC FILE NO. 8-32131
FIRM ID NO. 005402
Unconsolidated

ASSETS

| Line | | Allowable | Non-Allowable | Total |
|---|---|---|---|---|
| 1. | Cash and cash equivalents | $ 261 | | $ 261 |
| 2. | Receivables from brokers and dealers | 554,048 | | 554,048 |
| 3. | Receivables from non-customers | | $ 488 | 488 |
| 10. | Property, furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization | | 14,621 | 14,621 |
| 11. | Other assets | | 12,515 | 12,515 |
| 12. | Total assets | $554,309 | $27,624 | $581,933 |

*The accompanying notes are an integral part of these financial statements.*

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
January 31, 2005

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING
NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

SEC FILE NO. 8-32131
FIRM ID NO. 005402
Unconsolidated

LIABILITIES AND OWNERSHIP EQUITY

| Line | | A.I. Liabilities | Non A.I. Liabilities | Total |
|---|---|---|---|---|
| 17. | Accounts payable, accrued liabilities, expenses and other | $ 73,601 | | $ 73,601 |
| 18. | Income taxes payable | 113,412 | | 113,412 |
| 20. | Total liabilities | $187,013 | | 187,013 |
| 23. | Corporation | | | |
| B. | Common stock | | | 1,180 |
| C. | Additional paid-in capital | | | 84,857 |
| D. | Retained earnings | | | 308,883 |
| 24. | Total ownership equity | | | 394,920 |
| 25. | Total liabilities and ownership equity | | | $581,933 |

*The accompanying notes are an integral part of these financial statements.*

THE PENNSYLVANIA GROUP, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
January 31, 2005

1. Nature of business and background information

The Company provides investment brokerage services to the investment community. Substantially all of these services are provided under various "soft dollar" arrangements.

2. Summary of significant accounting policies

Accounting estimates

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Property, furniture, equipment, and leasehold improvements

Depreciation of furniture and equipment is computed using straight-line and accelerated methods over the estimated useful lives of the assets which range from three to eight years. Leasehold improvements are amortized over the lesser of the term of the lease or five years.

Investments

Securities owned

Securities owned, if any, consist of marketable securities stated at market value.

Customers' securities transactions

Customers' securities transactions are recorded by the clearing broker (see Note 4) on a settlement date basis.

Cash equivalents

For purposes of the statement of financial condition the Company considers money market accounts to be cash equivalents.

For purposes of the statement of cash flows, the Company also considers funds due from the clearing broker to be cash equivalents.

2. Summary of significant accounting policies (Continued)

Income taxes

Deferred income taxes are provided by the liability method for the temporary differences between the financial reporting basis and the tax bases of the Company's assets and liabilities in accordance with SAFS No. 109 "Accounting for Income Taxes."

3. Notes payable and lease commitments

Notes payable

During the year ended January 31, 2005, the Company disposed of two vehicles in the amount of $107,819 and related notes payable of $87,087 and executed two new operating leases for two replacement vehicles. This transaction resulted in a gain of $7,519.

Lease commitments

The Company is obligated under two operating leases which expire in 2007. The aggregate payments total $1,468 per month or $17,616 per annum.

The Company conducts its operations in facilities under an operating lease on a month-to-month basis.

4. Transaction clearing agreements

The Company has agreements with one member firm of the New York Stock Exchange, whereby the member firm clears all security transactions effected by customers of the Company.

5. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2005, the Company had net capital of $367,296 which was $117,296 in excess of its required net capital of $250,000. The Company's net capital ratio was .51 to 1.

6. Concentrations of credit risk

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash, investment securities, and amounts due from the clearing broker.

At times during the year the Company maintains cash balances with financial institutions in excess of the amount insured by an agency of the federal government.

The Company has one major customer which represents 100% of revenues from commissions for the year ended January 31, 2005.

Securities owned, if any, contain the risk that changes in the market price may make the financial instruments less valuable.

Independent Auditors' Report on
Internal Accounting Control
Required by SEC Rule 17a-5

The Pennsylvania Group, Inc.
Year Ended January 31, 2005



SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
WASH, D.C. 202 SECTION



MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
The Pennsylvania Group, Inc.

We have audited the Financial and Operational Combined Uniform Single Report of The Pennsylvania Group, Inc. for the year ended January 31, 2005 and have issued our report thereon dated March 9, 2005. In planning and performing our audit of the financial statements and supplemental schedules of The Pennsylvania Group, Inc. (the Company), for the year ended January 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morris J. Cohen + Co., P.C.

March 9, 2005